                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a) 1

                        ARRIS PHARMACEUTICAL CORPORATION
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  04269 W 107
                                  -----------
                                 (CUSIP Number)

                                   Hope Flack
                               BVF Partners L.P.
                       333 West Wacker Drive, Suite 1600
                            Chicago, Illinois  60606
                                 (312) 263-7777
                         --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 1, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

----------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 04269 W 107             SCHEDULE 13D            PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Biotechnology Value Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               494,521
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               494,521
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           494,521

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                             [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 04269 W 107             SCHEDULE 13D            PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BVF Partners L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               923,767
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               923,767
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      923,767

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 04269 W 107             SCHEDULE 13D            PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BVF Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          923,767
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          923,767
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      923,767

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ----------------------------
 CUSIP NO. 042629 W 107        SCHEDULE 13D              Page 5 of 8 Pages
--------------------------                        ----------------------------

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 per share (the "Stock"), of Arris Pharmaceutical Corporation, a Delaware corporation ("Arris"). The principal executive office of Arris is located at 180 Kimball Way, South San Francisco, California 94080.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Lampert is a citizen of the United States of America.

-------------------------                          -----------------------------
 CUSIP NO. 04269 W 107          SCHEDULE 13D             Page 6 of 8 Pages
-------------------------                          -----------------------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since September 29, 1997, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 195,000 shares of the Stock for an aggregate consideration of $2,393,971.25, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and has sold 1,000 shares of the Stock for an aggregate consideration of $14,625.00. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 168,000 shares of the Stock for an aggregate consideration of $2,061,870.00, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The sole purpose of the acquisitions and dispositions of the Stock reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions or dispositions of the Stock, and do not presently, have any plan to acquire control of Arris. The Reporting Persons may acquire or dispose of additional shares of the Stock from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 494,521 shares of the Stock, Partners beneficially owns 923,767 shares of the Stock, and BVF Inc. beneficially owns 923,767 shares of the Stock, approximately 3.3%, 6.1% and 6.1%, respectively, of the aggregate number of shares outstanding as of October 3, 1997.

     (b) BVF shares voting and dispositive power over the 494,521 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 923,767 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value
Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd.").   ILL10, Palamundo, ZPG
and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is % BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in

-------------------------                       --------------------------------
 CUSIP NO. 04269 W 107        SCHEDULE 13D               Page 7 of 8 Pages
-------------------------                       --------------------------------

open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past 60 days.

----------------------------                        ----------------------------
 CUSIP NO. 04269 W 107            SCHEDULE 13D          Page 8 of 8 Pages
----------------------------                        ----------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ Mark N. Lampert
                    -----------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:  /s/ Mark N. Lampert
               ----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          ---------------------------------
          Mark N. Lampert
          President